UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-6560

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For the Period Ended: September 30, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: _____________

PART I – REGISTRANT INFORMATION

THE FAIRCHILD CORPORATION

(Full name of Registrant)

1750 Tysons Boulevard, Suite 1400, McLean, VA 22102
(Address of principal executive offices)

(703) 478-5800
(Registrant’s telephone number, including area code)

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.
(**Attach extra sheets if needed.)**

The Fairchild Corporation is unable to file its Annual Report on Form 10-K for the year ended September 30, 2008 within the prescribed time period because the Company needs additional time to complete its Form 10-K.

PART IV – OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

   Michael McDonald
   (Name)

   703 478-5800
   (Area Code) (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

<u>THE FAIRCHILD CORPORATION</u>
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2008

By: <u>/s/ MICHAEL L. McDONALD</u>
      Michael L. McDonald
      Senior Vice President and Chief Financial Officer
      of The Fairchild Corporation

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ESTIMATE OF SIGNIFICANT CHANGES IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PRIOR PERIOD.

Revenues are estimated to have increased by $36.9 million, or 10.6%, for fiscal 2008 compared to fiscal 2007. Revenues in our PoloExpress segment are estimated to have increased by $35.1 million primarily due to the opening or relocation of several stores and the impact of fluctuations in foreign currency exchange rates between the Euro and US dollar. Revenues in our Hein Gericke segment are estimated to have decreased by $7.1 million primarily due to the closing or sale of several stores and a year-over-year decrease in Hein Gericke's same store sales offset partially by the positive impact of fluctuations in foreign currency exchange rates between the Euro and US dollar. Sales in our Aerospace segment are estimated to have increased $8.9 million due to an overall improvement in the areas of the aerospace industry for which we provide products.

Operating loss is estimated to be $65.0 million for fiscal 2008 compared to $34.8 million in fiscal 2007. The $30.2 million increase in operating loss for fiscal 2008 compared to fiscal 2007 was due primarily to $40.0 million of impairment charges in fiscal 2008 as well as a $26.2 million pre-tax loss associated with the 2007 settlement of our pension plan offset partially by the $11.8 million gain recognized from the elimination of postretirement benefits in 2007.

We recognized an estimated $18.9 million gain on the disposal of discontinued operations for fiscal 2008 compared to a gain of $45.3 million for fiscal 2007. The estimated decrease in the gain resulted from $32.8 million tax reserve releases in fiscal 2007 resulting from the expiration of the related statutes of limitations and closure of the related tax period.